Exhibit 99.1

Cautivo Mining and Sierra Metals Provide Update Regarding Cautivo Mining Canadian Securities Exchange Listing

/THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, July 27, 2017 /CNW/ - Further to the joint press release of Cautivo Mining Inc. ("Cautivo" or the "Corporation") and Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE MKT: SMTS) ("Sierra" and together with Cautivo, the "Parties") dated July 12, 2017, the Parties wish to provide an update on the current status of Cautivo's application to list for trading its common shares (the "Cautivo Shares") and rights ("Rights") issuable under its proposed rights offering (the "Rights Offering") on the Canadian Securities Exchange (the "CSE").

The Corporation has filed an initial application with the CSE with respect to the listing of the Cautivo Shares and Rights, and has been in discussions with staff of the CSE regarding such listing. It is expected that the Cautivo Shares and Rights will be listed for trading on the CSE on or about August 8, 2017, being the anticipated date of completion of the distribution (the "Distribution") by Sierra to registered holders (other than ineligible holders) of Sierra common shares (the "Sierra Shareholders") of all of the issued and outstanding Cautivo Shares. Listing will be subject to the Corporation fulfilling all of the listing requirements of the CSE.

Further details concerning the Rights Offering and the Distribution (collectively, the "Transactions") are contained in the final long form prospectus of Cautivo dated July 10, 2017 (the "Final Prospectus"), a copy of which is available under the Corporation's profile on SEDAR at www.sedar.com.

In addition to the foregoing, the Parties are pleased to announce that, as contemplated by the Final Prospectus, Sierra has completed the transfer to the Corporation of: (i) all of the outstanding shares of Plexmar Resources Inc. ("Plexmar"); and (ii) the advances made by Sierra to Plexmar and its subsidiaries in the aggregate amount of approximately US$4.9 million, in exchange for 3,252,588 Cautivo Shares, which Cautivo Shares, in addition to those previously held by Sierra, will be distributed to the Sierra Shareholders (other than ineligible holders) of record as at 4:59 p.m. (Toronto time) on July 26, 2017 pursuant to the Distribution.

About Cautivo

The Corporation is an exploration company focused on acquiring, exploring and, if warranted, developing gold, silver, copper, zinc and lead mineral properties. The Las Lomas Project comprises the main asset of the Corporation. The Las Lomas Project consists of 43 existing or pending mining concessions totaling 31,288 ha, located in the Department of Piura in northern Peru, near the Ecuador border.

The Cautivo Shares have been assigned the following CUSIP number: 149494106.

About Sierra

Sierra is a Canadian based polymetallic mining company with production from its Yauricocha mine in Yauyos Province, Peru, the Bolivar mine in Chihuahua, Mexico and the Cusihuiriachic property in Chihuahua, Mexico. Sierra is focused on increasing production volume and growing mineral resources. Sierra has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Sierra has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The common shares of Sierra trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE MKT under the symbol "SMTS".

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively referred to herein as "Forward-Looking Statements") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this news release contains Forward-Looking Statements pertaining to the completion of the Transactions and the listing of the Cautivo Shares and Rights on the CSE.

Forward-Looking Statements are based on a number of expectations or assumptions, which have been used to develop such information and statements but which may prove to be incorrect. Although the Parties believe the expectations and assumptions reflected in such Forward-Looking Statements are reasonable, undue reliance should not be placed on Forward-Looking Statements because the Parties can give no assurance that such expectations and assumptions will prove to be correct. The Forward-Looking Statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements, including the assumptions made in respect thereof, involve known and unknown risks, uncertainties and other factors, which may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements, including, without limitation, (i) the Transactions (or any of them) not proceeding as expected as a result of the conditions of the Transactions (or any of them) not being satisfied or the Transactions (or any of them) being terminated; (ii) failure by the Corporation to meet the listing requirements of the CSE; (iii) those risks listed under the heading "Risk Factors" in the Final Prospectus; and (iv) other risks, which are beyond the control of the Parties. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the Forward-Looking Statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements contained in this news release.

The Forward-Looking Statements contained in this news release speak only as of the date of this news release, and the Corporation does not assume any obligation to publicly update or revise any of the included Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

SOURCE Sierra Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2017/27/c4510.html

%CIK: 0001705259

For further information: For further information regarding Cautivo please contact: Ricardo Arrarte, Chief Executive Officer, + 511 631-8103 (Peru); For further information regarding Sierra, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 17:00e 27-JUL-17